SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The Endowment Registered Fund, L.P.

(Name of Issuer)

The Endowment Registered Fund, L.P.

(Name of Person(s) Filing Statement)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

John A. Blaisdell c/o Endowment Advisers, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4001	With a copy to: George J. Zornada K&L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement

(October 21, 2013)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communication made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Parties: N/A
Form or Registration No.:	N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Adviser Letter to Investors to Accompany Fourth Quarter 2013 Tender Notice

Dear Investors,

In January 2013, we communicated with you and your financial advisors about our shared goal of improving Fund liquidity. At the time, we believed it would require four to six quarters to identify and execute on steps to address investors’ desires for liquidity. With this letter we announce that the Adviser has formulated an Investor Choice Plan. The initial step of the Investor Choice Plan is to allow investors the opportunity to participate in a tender offer of $650 million during the fourth quarter 2013. In conjunction with this significant liquidity, we are providing notice of certain investment strategy changes that create the liquidity and focus the Fund’s future on its current portfolio strength in core alternative investments. The initial and planned following steps of the Investor Choice Plan are detailed below.

Today’s tender offer materials only ask you to decide whether you want to participate in this tender offer and will not impact your ability to participate in any future step. Because information about planned next steps may be relevant to your decision whether to participate in this tender offer, this letter provides an overview of the Adviser’s plans. Although we continue to make substantial efforts to undertake the next steps, we must caution that we can only describe what we are planning, and cannot yet state definitively that Step 2 or 3 will occur in the manner discussed. After reviewing the Adviser’s plan, you and your financial advisor can choose the path most appropriate for your needs and objectives.

Here are the key elements of this Investor Choice Plan, which the Adviser has structured to provide the greatest degree of investor choice at each step:

¡

Step 1 is the fourth quarter 2013 tender offer, which will provide additional liquidity by reducing the public markets portion of the Fund’s investment portfolio. Because it is structured as a tender offer, investors and financial advisors can choose whether to participate and to what degree based on the investor’s particular facts and circumstances. The Fund also is announcing certain strategy changes in conjunction with providing this liquidity which, as discussed below, focus the Fund’s portfolio on its current strength in core alternative investments.

¡

Step 2 is targeted to occur in the first quarter 2014. As conceived it will provide investors with a choice between remaining in the ongoing, actively managed Endowment Fund or taking interests of the same initial value in a passively managed fund that would prioritize providing liquidity over active management objectives. In either case, on the date of conversion investors would own essentially the same pro rata share of the Endowment Fund’s assets.

¡

Step 3 is targeted to occur following the conclusion of or in conjunction with Step 2. The Adviser anticipates that it will involve a third party institutional investor(s) offering to purchase interests in the passively managed fund from existing investors. Any such offer would likely occur at a discount to NAV. It would also provide those investors choosing the passively managed fund an opportunity to assess the value of an opportunity for accelerated liquidity compared to remaining invested in a passively managed, self-liquidating fund. We caution that it is not possible to predict whether such an offer will materialize.

Step 1: Your Choice - Fourth Quarter 2013 Tender Offer Participation

This letter accompanies the official notice for the fourth quarter tender offer that will return up to $650 million in cash to investors in The Endowment Fund. This cash will be made available by the reduction of the Fund’s investment portfolios holdings of liquid public markets positions. At the conclusion of the tender the Fund’s portfolio will become less liquid and more focused on investments in externally-managed private equity funds and hedge funds.

In conjunction with the fourth quarter tender offer, we are announcing the following strategy changes, which the Board of Directors of the Fund has approved, and which will become effective in January 2014. The changes are necessary to allow the one-time large tender outlined above. The Fund is replacing the present asset allocation ranges and liquidity requirements of the portfolio with a limitation that the Fund portfolio will not contain more than 75% in longer term illiquid private assets. After the strategy changes and tender offer, the portfolio will hold approximately 60% longer term illiquid assets. The Global Opportunistic and Arbitrage Strategies asset classes will constitute the majority of the more liquid asset exposure, which will be implemented through investments in hedge funds.

In summation, you have the choice to:

a)	Request participation in this tender offer, as described in the offer materials and subject to pro rata reduction if this tender offer is oversubscribed; or
b)	Elect not to participate, maintaining your investment in the Fund under the focused strategy changes discussed above.

Step 2: Your Choice1 - Actively Managed TEF or Passively Managed Fund

Distinct from Step 1, the Adviser is working to provide you with a second choice in early 2014. This choice would be between the ongoing actively managed Endowment Fund and a passively managed fund. Your decision on the fourth quarter 2013 tender offer will have no effect on your ability to make this second choice if it becomes available.

Assuming completion of this step, the actively managed Endowment Fund will continue to manage both private equity and hedge fund portfolios actively, including identifying new allocations, tactically managing positioning and providing the Adviser’s best thinking on core exposures to alternative return streams. No new private equity commitments would be made until the percentage of longer-term illiquid Category 3 assets falls below 50% of the portfolio (as it is anticipated to look as outlined above). The Adviser expects the strategy to support regular ongoing tenders, if desired by investors, subject to Fund Board approval. Note that the Adviser expects initial quarterly tenders (to the extent they occur) to occur in the range of 5% or less of NAV, given the increased illiquidity of the underlying portfolios.

Also assuming completion of this step, the passively managed fund would generally return capital to investors in the quarter it is made available by the underlying funds through redemptions or distributions. Ongoing management will be focused on winding down the private equity and hedge fund portfolios, and may also include limited co-investment participation, secondary market sales, and liquidity management to cover capital commitments associated with certain underlying private equity funds.

Fund Selection Summary
	Actively Managed Fund	Passively Managed Fund
Fund Type	On-going	Redeeming and distributing
Management	Active	Passive
Restrictions	Illiquids <75%	No new investment
Liquidity	Quarterly tenders	As received
Focus	Alternative investment exposure	Returning investment

1 This plan is being pursued, but will depend upon successful discussions with the SEC staff.

If consummated, Step 2 would effectively divide The Endowment Fund into a continuing, actively managed fund and a passively managed fund focused on providing liquidity, with the size of each depending on the relative investor choice between the two. We are actively discussing this option with the staff of the Securities and Exchange Commission. In light of such discussion, we cannot assure you at that time that these actions will occur or will occur in the manner or within the timeframe outlined here. We are, however, confident that the proposed plan embodies investor choice and is ultimately in the best interests of investors, and thus we believe we can appropriately structure the option.

Step 3: Your Choice - Possibility of Participation in Accelerated Liquidity in Passively Managed Fund based on Third Party Tender

The Adviser is also working to provide you with a third step choice, which we anticipate should become available either at the conclusion of or in conjunction with Step 2 late in the first quarter 2014 or early in the second quarter of 2014. With this third step, the Adviser is working to ensure investors in the passively managed fund will have the choice to participate in an offer by a third party to purchase from investors their interests in the passively managed fund. This offer will likely be at a discount to NAV.

This summer, the Adviser engaged, at its cost and expense, a third party broker to identify institutional investors that might provide an offer of secondary liquidity to those Endowment Fund investors who desire it. Any such offer would likely occur at a discount to NAV. The offer would provide those investors choosing the passively managed fund an opportunity to assess the value of an opportunity for accelerated liquidity compared to completion of liquidation This process is currently active and ongoing, and the Adviser will provide additional details during the first quarter 2014. While the Adviser is devoting significant efforts to pursuing this option, it is not certain that any offer will materialize.

Making Your Choice

The election to participate in the fourth quarter tender offer (Step 1) is available to all investors. Repurchases will be made at NAV as of December 31, 2013. If you elect to participate in this tender offer, as discussed in the offer itself, then you will receive the proceeds from the repurchase of your tendered interests during early February 2014, subject to pro rata reduction in the event this tender offer is oversubscribed. If you do not elect to participate, then you will consequently have greater exposure to the Fund’s private equity and hedge fund investments reflective of the strategy changes to focus the portfolio following elimination of the public markets direct implementation portfolios.

Regardless of your choice on the fourth quarter tender offer, the Adviser aims to provide you the further choice to retain ongoing exposure to an actively managed core alternatives vehicle or to elect a separate passively managed vehicle that would prioritize liquidity over seeking added returns through active management.

Step 2 will depend upon the results of our work with the SEC staff, and the value of Step 3 will depend upon the results of our process to identify interested institutional investors. Meanwhile, the Adviser remains committed to managing the Fund in a manner that provides efficient exposure to core alternative assets.

Thank you for your patience and support.

Respectfully,

Endowment Advisers, L.P.

Investors are advised to read the Fund’s tender offer statement when it is available because it contains important information. Investors are further advised that they can obtain the tender offer statement and other filed documents free of charge at the Securities and Exchange Commission’s web site (www.sec.gov). In addition, the Fund will send investors copies of the tender offer statement and related documentation free of charge.

3